SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934
                               [Amendment No. __]

                                ZEON Corporation
                                (Name of Issuer)

                                ZEON Corporation
                        (Name of Person Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                     98943P
                      (CUSIP Number of Class of Securities)

                             William A. Wiese, Esq.
                          1900 Grant Street, Suite 815
                                Denver, CO 80203
                                  303-832-3933

 (Name, Address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This Statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.       [ ]  A tender offer.

d.       [X]  None of the above.

Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

Transaction Valuation                                 Amount of Filing Fee
    $205,000                                              $41.00
    -------                                            ----------------

Item 1.  Summary Term Sheet

The Transaction is a 1 for 500 reverse stock split of the common stock, no par value (the "Common Stock") of ZEON Corporation (the "Company"). The material terms of the reverse split are as follows:

o        The  Company's  Common Stock will be reverse  split by a factor of 500.
         Each 500 shares of Common Stock outstanding prior to the split will be converted into one full share of Common Stock after the split. See "Description of the Split" in the Proxy Statement.

o Fractional shares will not be issued. Any shareholders owning a fraction of one full share will receive cash in lieu of the fractional share. The amount of cash to be paid for a fraction of a share will be based on a price of $2,000 for a full share after the split (and will be prorated based on the fractional percentage owned). See "Description of the Split" in the Proxy Statement.

o Shareholders owning less than one full share after the split will cease to be shareholders of the Company since they will be paid cash in lieu of the fractional share. See "Special Factors - Effect of the Transaction" in the Proxy Statement.

o Shareholders owning less than one full share after the split have the right, under Colorado law, to dissent and obtain payment of the fair value of the shareholder's fractional share. See "Dissenters Rights" in the Proxy Statement.

o The reverse split will reduce the number of the Company's shareholders from approximately 717 shareholders prior to the split to approximately 49 shareholders after the split. As a result of having less than 300 shareholders, the Company will cease to be a public reporting company under Section 15(d) of the Securities Exchange Act of 1934, as amended. See "Special Factors - Purpose of the Transaction and Effect of the Transaction" in the Proxy Statement.

Item 2.  Subject Company Information

a. Name and Address. The Company's full name is ZEON Corporation and the address and phone number for its principal offices are

                                ZEON Corporation
                               1500 Cherry Street
                           Louisville, Colorado 80027
                               Phone: 303-666-9400

b. Securities. As of March 15, 2002, there were 344,105 shares of common stock, no par value, of the Company issued and outstanding.

c. Trading market and price. The Common Stock of the Company is traded in the over-the-counter market, commonly known as the "pink sheets." There is very little trading volume in the Company's stock, with long periods of time (generally several months) between trades. In addition, the trades are generally for very small blocks of stock in the range of 100 to 200 shares. The following over-the-counter bid quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions. Due to the very limited trading activity in the Company's stock, the bid quotes listed below may not reflect accurate market values. There has also been a wide difference between the bid and ask prices quoted by market makers in the Company's stock, usually in excess of a 180% difference between the two quotes. The following table sets forth the high and low bid prices for the periods indicated based on a sampling of quotes from various market makers:

                                                        High        Low
Fourth quarter ended December 31, 2001                 $2.00       $2.00
Third quarter ended September 30, 2001                  2.30        2.30
Second quarter ended June 30, 2001                      5.75        4.50
First quarter ended March 31, 2001                      1.00       0.375

Fourth quarter ended December 31, 2000                  2.25        0.78
Third quarter ended September 30, 2000                 2.375       2.375
Second quarter ended June 30, 2000                        NQ          NQ
First quarter ended March 31, 2000                        NQ          NQ

                                               NQ means no quote was available.

d. Dividends. The Company has not paid any dividends on its Common Stock during its entire history, which dates back to 1986. The Company's current line of credit from its bank prohibits the payment of any dividends on its Common Stock.

e. Prior Public Offerings. None during the applicable period.

f. Prior Stock Purchases. Occasionally, the Company is contacted by shareholders desiring to sell their Company stock. In responses to these inquiries, the Company purchased the following stock during the prior two years:

Quarter                Shares Purchased      Average Price   Range of Prices
-------                ----------------      -------------   ---------------

4th 2001                  54                 $3.50           $3.50 - $3.50
3rd 2001                 204                  3.50            3.50 -  3.50
2nd 2001                 160                  3.00            3.00 -  3.00
1st 2001                    -                    -               -
4th 2000                    -                    -               -
3rd 2000                 180                  3.00            3.00 -  3.00
2nd 2000                  39                  3.00            3.00 -  3.00
1st 2000                  95                  3.00            3.00 -  3.00

The price paid by the Company for each purchase was generally the bid price quoted by outside market makers at time of sale. There have been no purchases in the past 90 days.

Item 3.  Identity and Background of Filing Person

a. Name and address. The filing person is the subject company, ZEON Corporation, with the following address and phone number for its principal offices:

                                ZEON Corporation
                               1500 Cherry Street
                           Louisville, Colorado 80027
                               Phone: 303-666-9400

b.  Business and background of entities. Not applicable.

c.  Business and background of natural persons.  Not applicable.

d.  Tender offer.  Not applicable.

Item 4. Terms of the Transaction

a.2  Material Terms.

     (i) Description of Transaction. The transaction is a 1 for 500 reverse stock split of the Common Stock of the Company. Each 500 shares of Common Stock outstanding prior to the split will be converted into one full share of Common Stock after the split. Fractional shares will not be issued and will be purchased for cash (see (ii) below). The reverse split will be effective on the later of (i) the date shareholders approve the reverse split, and (ii) May 3, 2002.

     (ii) Consideration offered to Security Holders. Fractional shares resulting from the reverse split will not be issued and all fractional shares will be purchased by the Company for cash based on $2,000 for a full share (which will be prorated based on the fractional percentage owned). This price is equivalent to $4 per share prior to the reverse split.

     (iii) Reasons for engaging in the Transaction. The Company has been a public reporting company under Section 15(d) of the Securities and Exchange Act of 1934, as amended, since its initial public offering ("IPO") in 1986. The Company was originally classified as a "penny stock company" since its shares were offered and sold in its IPO for $0.10 per share, and thereafter traded for pennies per share. During the early 1990's, the SEC issued new regulations on penny stocks, which severely curtailed any trading activity in the Company's stock. As a result of these regulations, the Company engaged in a one for hundred reverse stock split during 1994, in an attempt to avoid being classified as a penny stock company and position the Company to ultimately seek a listing on NASDAQ or an exchange. The NASDAQ and exchange listing requirements (amount of assets, share price, market value, and float) continued increasing over time, thereby preventing the Company from obtaining a listing. For the last several years, there has been minimal trading activity in the Company's stock, with many long periods of several months of zero activity. Since there is no active market for the Company's stock and there is little trading activity, the Company's board of directors has determined that it is in the best interest of the Company and its shareholders to go private by reducing the total of shareholders below 300. By going private, the Company will realize annual cost savings of approximately $15,000 from not having to publicly report and lower printing and mailing costs to a smaller shareholder group. The shareholders being cashed out also receive the benefit of a price for their fractional shares that is in excess of current bid prices being quoted by market makers and without payment of any commission or broker fees. The Company has approximately 717 shareholders in total, with approximately 668 of those owning less than 500 shares. By cashing out the shareholders owning less than 500 shares through the reverse split, the Company will reduce the total number of shareholders to approximately 49, well below the threshold of 300 needed to go private.

     (iv) The vote required for approval of the Transaction. Under Colorado law, the reverse split must be approved by a majority vote of the shareholders at a special meeting called for that purpose.

     (v) An explanation of any material differences in the rights of security holders as a result of the Transaction. Shareholders owning less than one full share of stock after the split will be paid cash for such fractional share and will cease to be a shareholder of the Company. Such shareholders will not have the right to remain as a shareholder of the Company. Shareholders owning greater than one full share after the split will remain as a shareholder of the Company (owning any full shares after the split and receiving cash for any fractional share).

     (vi) A brief statement as to the accounting treatment of the Transaction. The fractional shares acquired for cash will be treated by the Company as a purchase and retirement of its own stock. The purchase of the fractional shares will be treated as a reduction of shareholders' equity, made up of Common Stock, Paid In Capital and Retained Earnings.

     (vii) The federal income tax consequences of the transaction. The receipt of cash for fractional shares will be deemed a sale of the fractional share for income tax purposes. The difference between the amount of cash received for the fractional share and the shareholder's tax basis in such share will be the gain or loss to be recognized. The gain or loss will generally be a capital gain or loss, with the nature being short term if owned less than one year and long term if owned for a year or more. There will be no tax effect with respect to the full shares owned by shareholders after the split. Shareholders should consult their own tax advisers for advice with respect to their particular situation.

c. Different Terms. See the discussion under a2(v) above for the different terms applicable to shareholders owning less than 500 shares.

d. Appraisal Rights. Under Section 7-113-102 of the Colorado Business Corporation Act (the "CBCA"), shareholders of the Company owning less than one full share after the split are entitled to dissent and obtain payment of the fair value of their shares of Common Stock of the Company in connection with the proposed reverse stock split. If a shareholder desires to dissent, he must (i) provide written notice of his intent to dissent and obtain payment for his shares prior to the shareholder vote approving the reverse split, and (ii) not vote in favor of the reverse split. Any shareholder electing to dissent must then make a written payment demand on the Company and deposit with the Company all certificates for shares of Common Stock of the Company held by such shareholder. The Company will then be required to pay the dissenting shareholder the Company's estimate of the fair value of such shares and provide such dissenting shareholder with financial information on the Company, a statement setting forth the Company's determination of such fair value, and certain other information. If the shareholder disagrees with the Company's determination of fair value, the shareholder can reject the Company's offer and submit his own estimate of the fair value of his shares. The Company then has the option of paying the shareholder the amount estimated by the shareholder as fair value or filing an action in court for judicial determination of the fair value. The notice for the special meeting of shareholders to approve the reverse split will contain a notice of dissenters' rights, along with a complete copy of the applicable portions of the CBCA concerning dissenters' rights. The foregoing is a summary of the dissenter's rights available under the CBCA and is qualified in its entirety by reference to the CBCA.

e. Provisions for unaffiliated security holders. There are no provisions to obtain counsel or appraisal services for unaffiliated shareholders at the expense of the Company.

f.  Eligibility for listing or trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

a. Transactions. The Company leases its primary manufacturing and office facilities from an entity in which the Company's president and principal shareholder is a 50% partner. During April 2000, the Company expanded into an additional facility located adjacent to the existing facilities. This additional facility is also owned by the entity in which the Company's president and principal shareholder is a 50% partner. The lease agreement covering all of the above facilities requires monthly payments of approximately $18,130 and expires March 2010, with a five-year option period. The Company is responsible for maintenance and operating costs.

b.  Significant Corporate Events.  None.

c.  Negotiations or Contacts.  Not applicable.

e.  Agreements involving the subject company's securities.  None.

Item 6. Purposes of the Transaction and Plans or Proposals
----------------------------------------------------------

b. Use of securities acquired. The fractional shares acquired by the Company from the reverse stock split will be held as treasury shares. The Company has no plans to re-sell or dispose of the treasury shares.

c. Plans. Following consummation of the reverse split, the Company plans to make a filing with the SEC to suspend reporting under Section 15(d) of the Securities Exchange Act of 1934, as amended. The Company currently has no other plans to engage in any of the transactions described under Item 6(c) (1) - (8).

Item 7. Purposes, Alternatives, Reasons and Effects
---------------------------------------------------

a. Purposes. The purpose of the reverse split is to go private by decreasing the total number of the Company's shareholders from approximately 717 to 49. By reducing the number of shareholders below 300, the Company will file a report with the SEC to suspend reporting under Section 15(d) of the Securities Exchange Act of 1934, as amended.

b. Alternatives. The Company did consider making a tender offer to those shareholders owning 100 shares or less in the Company. The Company did not feel that the tender offer would be successful in achieving the Company's purpose for the following two reasons: (1) many shareholders would not respond to the tender offer since the number of shares owned and corresponding cash to be received from the tender offer is so small; and (2) many of the shareholders owning such a small number of shares could not be located and, as result, would not be able to respond to the tender offer. No other alternatives were considered by the Company.

c. Reasons. The transaction was structured as a reverse split, with the cash-out of fractional shares, to assure that the number of shareholders of the Company would be reduced below 300. The Company made its decision on the magnitude of the reverse split so that only those shareholders owing less than 500 shares would be cashed out. The transaction is being done at this time because the Company has been unable to generate an active and liquid market for its stock and has no reasonable possibility of generating such a market in the future.

d. Effects. Shareholders owning less than one full share of stock after the reverse split will be paid cash for such fractional share and will cease to be a shareholder of the Company ("Cashed Out Shareholders"). Such Cashed Out Shareholders will not have the right to remain as a shareholder of the Company. Shareholders owning greater than one full share after the split will remain as a shareholder of the Company (owning any full shares after the split and receiving cash for any fractional share). The advantages of the transaction to the Cashed Out Shareholders is the receipt of a price for the fractional shares significantly in excess of current bid quotes for the Common Stock and without any brokerage commission. The disadvantage of the reverse split to the Cashed Out Shareholders is that they have no ability to remain as a shareholder of the Company. The advantages of the transaction to the Company and its shareholders remaining after the split (which includes all affiliates) are the cost savings from ceasing to be a public reporting company and having a much smaller group of shareholders. Since the Company did not have an active market for its stock prior to the split, there do not appear to be any disadvantages of the transaction to the Company or its remaining shareholders (including affiliates).

Item 8. Fairness of the Transaction

a. Fairness. The Company reasonably believes that the reverse stock split is fair to unaffiliated shareholders, including those being cashed out and those who will continue to be shareholders after the split.

b. Factors Considered in Determining Fairness. The main factor relied upon by the Company in making its determination of fairness is that the price being paid for fractional shares, $2,000 per full share after the split (which is equivalent to $4 per share prior to the split), is in excess of market prices for the Company's stock and the other valuation methods discussed below.

o Current Market Prices. The current bid price quoted by market makers in the Company's stock is $2.25 per share (as of March 12, 2002). During the last six months, bid prices have ranged from a low of $2.00 per share to a high of $3.25 per share. During such six month time period, the prices for actual trades of the Company's stock have ranged from a low of $2.00 per share to a high of $3.25 per share.

o Historical Market Prices. During the prior three year period, bid prices have ranged from a low of $0.375 per share to a high of $5.00 per share, and prices for actual trades have ranged from a low of $0.375 per share to a high of $5.00 per share.

o Net Book Value. The net book value of the Company's stock as of December 31, 2001, is $3.40 per share.

o Going Concern Value. As a going concern, the Company's value was calculated using the Excess Earnings and Discounted Cash Flow methods. The Excess Earnings method assumes the business is worth the value of its assets plus a premium for goodwill when earnings are above an acceptable rate of return (used 12% or prime+7%). The Discounted Cash Flow method determines a value by discounting future years' cash flow stream by a capitalization rate (used 30%). These methods yielded an average range between $3.74 and $3.94 a share.

o Liquidation Value. The liquidation value was calculated by discounting Company's assets that could be liquidated in an orderly fashion and the payment of Company's liabilities. The discounts used were bank collateral ratios, i.e., 75% for receivables, 50% for inventory, etc.. The liquidation valuation of the Company's stock is approximately $1.06 per share.

o Prior Purchases. Occasionally, the Company is contacted by shareholders desiring to sell their Company stock. In responses to these inquiries, the Company purchased the following stock during the prior two years:

            Quarter    Shares Purchased       Average Price    Range of Prices
            -------    -------------------    -------------    ---------------

            4th 2001          54                 $3.50          $3.50 - $3.50
            3rd 2001         204                  3.50           3.50 -  3.50
            2nd 2001         160                  3.00           3.00 -  3.00
            1st 2001          -                     -             -
            4th 2000          -                     -             -
            3rd 2000         180                  3.00           3.00 -  3.00
            2nd 2000          39                  3.00           3.00 -  3.00
            1st 2000          95                  3.00           3.00 -  3.00

         The price paid by the Company for each purchase was generally the bid price quoted by outside market makers at time of sale. There have been no purchases in the past 90 days.


c. Approval of Shareholders. The transaction is not structured to require approval of at least of majority of unaffiliated shareholders.

d. Unaffiliated Representative. An unaffiliated representative has not been retained to represent the unaffiliated shareholders.

e. Approval of Directors. The Company's board consists of three persons, two who are employees and one who is not an employee. The transaction was approved by all directors, including the director who is not an employee of the Company.

f.  Other offers.  None.

Item 9.  Reports, Opinions, Appraisals and Negotiations

The Company did not receive any report, opinion or appraisal from an outside party that is related to the reverse stock split transaction.

Item 10.  Source and Amount of Funds or Other Consideration

a. Source of Funds. The total amount of funds needed to cash out the fractional shares is approximately $205,000. The Company will obtain these funds from its current $2,000,000 line of credit facility.

b. Conditions. The Company's bank has already approved the Company using its line of credit facility to obtain the cash needed for the reverse split transaction, and there is sufficient availability under the line of credit for such amount. If, for any reason, the line of credit facility is not available, the Company intends to use cash from operations for the funds needed for the transaction.

c. Expenses. The Company estimates incurring the following costs and expenses to structure and complete the reverse stock split transaction:

o      Filing fees                         $  1,000

o      Legal expenses                      $ 15,000

o      Accounting expenses                 $  5,000

o      Printing and mailing costs          $  2,000

o      Other miscellaneous costs           $  1,000


d. Borrowed Funds. The line of credit facility that will provide the funds for the transaction is from Heritage Bank, carries interest at a variable annual rate equal to prime plus 1%, has a term of expiring on May 15, 2002, and is fully secured with all assets of the Company. The amounts borrowed under such line of credit for the reverse split transaction will be repaid over a 12 month period.

Item 11.  Interest in Securities of the Subject Company

a. Security Ownership. The following tables set forth certain information, as of March 15, 2002, with respect to the beneficial ownership of the Company's Common Stock by each director and executive officer and by the directors and executive officers of the Company as a group. Unless otherwise indicated, all shareholders have sole voting and investment power with respect to the shares beneficially owned.

                                  No. of Shares
                                  Beneficially        Percentage
Name and Address                  Owned               of Class
---------------                   -----               --------
T. Bryan Alu                      175,894 (1)           51.1%
President, Director
727 8th Street
Boulder, CO  80302

Alan M. Bloom                      22,033 (2)            6.4%
Secretary, Director
6028 Flagstaff Road
Boulder, CO  80302

All Directors and                 197,927               57.5%
Executive Officers
as a Group (2)

(1) The amounts and percentages of shares held by T. Bryan Alu excludes 500 shares held by Dana and Tom Kennedy, his sister and brother-in-law, as separate property over which T. Bryan Alu exercises no control and has no beneficial ownership.

(2) The amounts and percentages of shares held by Alan M. Bloom excludes 399 shares held by Hildred Bloom, his mother, and 80 shares held by Andrew Bloom, his brother, as separate property over which Alan M. Bloom exercises no control and has no beneficial ownership.

b. Security Transactions. There have been no Common Stock purchases by the Company or its officers or directors in the past 60 days.

Item 12.  The Solicitation or Recommendation

d. Intent to tender or vote in going private transaction. All executive officers and directors (holding in total 57.5% of the outstanding stock) have indicated their intention to vote in favor of the reverse split transaction. Since the reverse split transaction must only be approved by a majority vote of the shareholders, the reverse split will be approved if all such persons vote in accordance with their indicated intention.

e. Recommendations of others. The board of directors of the Company has approved the transaction and indicated a recommendation in favor of the transaction (See
Item 8 above).

Item 13.  Financial Statements

a.  Financial Information.

1. Audited Financial Statements as of December 31, 2001, and December 31, 2000; and,
2.       Book Value per share as of December 31, 2001.

b.  Pro forma Information (showing the effect of the transaction).

1.       Balance Sheet as of December 31, 2001;
2. Statement of income, and earnings per share for the year ended December 31, 2001; and,
3.       Book Value per share as of December 31, 2001.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

a. Solicitations or recommendations. No persons have been retained to make solicitations or recommendations in connection with the transaction.

b. Employees and Corporate Assets. Other than as set forth under Item 10, no officer, class of employees or corporate assets of the Company has been or will be employed or used by in connection with the transaction.

Item 15.  Additional Information

None

Item 16.  Exhibits

a.  Proxy Statement.

b.  Line of Credit Agreement.

c.  None.

d.  None.

f.  Appraisal Rights.

g.  None.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:  s/ T. Bryan Alu

Title: President, Chairman of the Board, Director, Chief Executive Officer and President

Date: March 29, 2001

By:  s/ Alan M. Bloom

Title: Treasurer and Director

Date: March 29, 2001


By: s/ Ruel G. Routt


Title: Corporate Controller

Date: March 29, 2001

INDEX TO FINANCIAL STATEMENTS



                                                                            PAGE

Independent Auditor's Report................................................F-2

Balance Sheet - December 31, 2001...........................................F-3

Statements of Income - For the Years Ended December 31, 2001 and 2000.......F-4

Statements of Shareholders' Equity - For the Years Ended
December 31, 2001 and 2000..................................................F-5

Statements of Cash Flows - For the Years Ended December 31, 2001 and 2000...F-6

Notes to Financial Statements...............................................F-7

                          INDEPENDENT AUDITOR'S REPORT




To the Shareholders and Board of Directors
ZEON Corporation
Louisville, Colorado

We have audited the accompanying balance sheet of ZEON Corporation as of December 31, 2001, and the related statements of income, shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZEON Corporation as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.



HEIN + ASSOCIATES LLP

Denver, Colorado
February 21, 2002

                                ZEON CORPORATION

                                  BALANCE SHEET
                                DECEMBER 31, 2001

                                                      ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                                    $       150,262
    Trade receivables, less allowance of $27,359 for possible losses                                     864,882
    Inventories                                                                                          634,284
    Prepaid inventory                                                                                     61,486
    Prepaid expenses and other                                                                           183,452
                                                                                                 ---------------
         Total current assets                                                                          1,894,366

PROPERTY AND EQUIPMENT:
    Machinery and equipment                                                                              262,539
    Leasehold improvements                                                                                27,042
    Vehicles                                                                                              41,169
    Furniture and fixtures                                                                                83,775
                                                                                                 ---------------
                                                                                                         414,525
    Less accumulated depreciation and amortization                                                      (273,840)
                                                                                                 ---------------

         Net property and equipment                                                                      140,685

WEBSITE DEVELOPMENT COSTS                                                                                116,000
OTHER ASSETS                                                                                              41,115
                                                                                                 ---------------
TOTAL ASSETS                                                                                     $     2,192,166
                                                                                                 ===============


                                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                                                             $       368,485
    Accrued expenses                                                                                     139,442
    Customer deposits                                                                                     98,896
    Revolving line-of-credit                                                                             301,098
    Current maturities of long-term debt                                                                  14,682
                                                                                                 ---------------
         Total current liabilities                                                                       922,603

LONG-TERM DEBT, less current maturities                                                                   38,781
DEFERRED TAX LIABILITY, long-term                                                                         68,740
                                                                                                 ---------------
TOTAL LIABILITIES                                                                                      1,030,124
COMMITMENTS (Note 4)
SHAREHOLDERS' EQUITY:
    Common stock, no par value; ($.10 stated value) 100,000,000
         shares authorized; 344,105 outstanding                                                           34,410
    Additional paid-in capital                                                                           924,406
    Retained earnings                                                                                    203,226
                                                                                                 ---------------
         Total shareholders' equity                                                                    1,162,042
                                                                                                 ---------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                       $     2,192,166
                                                                                                 ===============

              See accompanying notes to these financial statements

                                ZEON CORPORATION

                              STATEMENTS OF INCOME



                                                                                           FOR THE YEARS ENDED
                                                                                              DECEMBER 31,
                                                                                   -----------------------------------
                                                                                        2001               2000
                                                                                   ----------------  ------------------

NET SALES                                                                          $    6,669,668    $     6,149,646

    Cost of sales                                                                       4,909,519          4,397,614
                                                                                   --------------    ---------------

GROSS PROFIT ON SALES                                                                   1,760,149          1,752,032

OPERATING EXPENSES:
    General and administrative                                                            673,449            714,123
    Selling                                                                               587,656            599,007
    Research and development                                                              224,984            236,599
                                                                                   --------------    ---------------
         Total operating expenses                                                       1,486,089          1,549,729
                                                                                   --------------    ---------------

INCOME FROM OPERATIONS                                                                    274,060            202,303

OTHER INCOME (EXPENSE):
    Interest, net                                                                         (39,392)           (43,587)
    Other (expense) income, net                                                              (307)            40,643
                                                                                   --------------    ---------------
         Total other income (expense)                                                     (39,699)            (2,944)
                                                                                   --------------    ---------------

INCOME BEFORE INCOME TAXES                                                                234,361            199,359

INCOME TAX BENEFIT (EXPENSE)
    Current                                                                               (59,156)           (80,983)
    Deferred                                                                              (34,580)             4,000
                                                                                   --------------    ---------------
         Total income tax benefit (expense)                                               (93,736)           (76,983)
                                                                                   --------------    ---------------

NET INCOME                                                                         $      140,625    $       122,376
                                                                                   ==============    ===============

NET INCOME PER SHARE OF COMMON STOCK:
    (Basic and diluted)                                                            $          .41    $           .36
                                                                                   ==============    ===============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
    (Basic and Diluted)                                                                   344,350            344,592
                                                                                   ==============    ===============



              See accompanying notes to these financial statements

                                ZEON CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000





                                                                   COMMON STOCK                           RETAINED
                                                           ------------------------------    ADDITIONAL   EARNINGS       TOTAL
                                                                                              PAID-IN    (ACCUMULATED SHAREHOLDERS'
                                                              SHARES          AMOUNT          CAPITAL      DEFICIT)     EQUITY
                                                           --------------  --------------   ------------- -------------- -----------



BALANCES, January 1, 2000                                344,717    $     34,471     $     926,310    $    (59,775)   $    901,006

        Acquisition and retirement of common stock          (194)            (19)             (563)              -            (582)
        Net income                                             -               -                 -         122,376         122,376
                                                    ------------    ------------     -------------    ------------    ------------

BALANCES, December 31, 2000                              344,523          34,452           925,747          62,601       1,022,800

        Acquisition and retirement of common stock          (418)            (42)           (1,341)              -          (1,383)
        Net income                                             -               -                 -         140,625         140,625
                                                    ------------    ------------     -------------    ------------    ------------

BALANCES, December 31, 2001                              344,105    $     34,410     $     924,406    $    203,226    $  1,162,042
                                                    ============    ============     =============    ============    ============



       See accompanying notes to these financial statements

                                ZEON CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                                             FOR THE YEARS ENDED
                                                                                                DECEMBER 31,
                                                                                      ----------------------------------
                                                                                           2001               2000
                                                                                      ----------------   ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                        $     140,625      $    122,376
    Adjustments to reconcile net income to net cash provided by (used in)
         operating activities:
             Depreciation and amortization                                                   44,637            61,279
             Provisions for losses on trade receivables                                      20,000            15,500
             Provision for deferred income taxes                                             34,580            (4,000)
             Changes in operating assets and liabilities:
                 Trade receivables                                                         (167,721)         (265,341)
                 Inventories                                                                388,679          (593,115)
                 Prepaid expenses and other                                                  40,243           (78,055)
                 Accounts payable                                                          (279,696)          487,474
                 Accrued expenses                                                           (46,073)          118,831
                 Customer deposits                                                           83,446            (5,244)
                                                                                      -------------      ------------
         Net cash provided by (used in) operating activities                                258,720          (140,295)
                                                                                      -------------      ------------

CASH FLOWS FROM INVESTING ACTIVITY:
    Purchase of property and equipment                                                     (166,530)          (54,342)
                                                                                      -------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from line-of-credit (LOC)                                                    2,788,895         2,362,815
    Payments on LOC                                                                      (2,832,008)       (2,239,415)
    Proceeds from long-term debt                                                                  -            76,790
    Principal payments on long-term debt                                                    (31,910)          (16,014)
    Acquisition and retirement of common stock                                               (1,383)             (582)
                                                                                      -------------      ------------
         Net cash provided by (used in) financing activities                                (76,406)          183,594
                                                                                      -------------      ------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                                    15,784           (11,043)

CASH AND CASH EQUIVALENTS, beginning of year                                                134,478           145,521
                                                                                      -------------      ------------

CASH AND CASH EQUIVALENTS, end of year                                                $     150,262      $    134,478
                                                                                      =============      ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid for interest                                                            $      42,495      $     51,545
                                                                                      =============      ============
    Cash paid for income taxes                                                        $     157,077      $      8,700
                                                                                      =============      ============


                                ZEON CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:
------------------------------------------------

Organization - ZEON  Corporation  (the  "Company") is engaged in the business of
developing,   manufacturing  and  marketing  neon  signs  to  customers  located throughout the United States and Europe.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments and Credit Risk Concentration - Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, temporary cash investments and trade receivables. The Company invests temporary cash in demand deposits and interest bearing money market accounts with financial institutions. Such deposit accounts, at times, may exceed Federal insured limits. The Company has not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas. As of December 31, 2001, three customers made up 78% of accounts receivable. Revenue concentrations for the years ended December 31, 2001 and 2000 was as follows:

                   Customer               2001            2000
                ----------------      --------------  -------------

                        A                    27%             30%
                        B                    11%              5%
                        C                     7%             15%


In 1999, the Company began purchasing parts from an overseas supplier. These parts were used to fill orders obtained from new customers. Of the total revenue for the years ended December 31, 2001 and 2000, approximately 64% and 57%, respectively, were from customers for which overseas parts were supplied. Any disruption in the Company's relationship with the supplier could have an adverse impact on the Company's future operating results. Management believes an alternative supplier of the Company's products could be procured, but there could be significant delays in procuring products to fulfill sales commitments.

Cash and Cash Equivalents - The Company considers cash and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined at a standard cost, which approximates the same value as determined under the first-in, first-out method.

Property and Equipment - Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method generally over a 5-year period. Leasehold improvements are amortized on the straight-line method over the lesser of the lease term or the useful life. Expenditures for ordinary maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the account and any gain or loss is reflected in the statement of operations. For income tax purposes, depreciation is calculated using accelerated methods.

Website Development Cost - The Company is currently developing its Website and related costs have been capitalized. During fiscal 2001, the Company capitalized $116,000 of website costs paid to a third party. Capitalized development costs have not begun amortization, as the website has not been put into use as of December 31, 2001. The Company intends to amortize these costs over 5 years.

Long-Lived Assets - The Company applies SFAS No. 121, Accounting for the Impairment of Long-Lived Assets. Under SFAS No. 121, long-lived assets and certain identifiable intangibles are reported at the lower of the carrying amount or their estimated recoverable amounts.

Revenue Recognition - Sales are generally recorded in the periods in which products are shipped.

Taxes on Income - The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, the Company's policy is to provide deferred income taxes on differences between the financial reporting and tax basis of assets and liabilities.

Stock-Based Compensation - As permitted under the SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. As such, compensation expense for issuances of equity instruments to employees is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Certain pro forma net income and EPS disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS No. 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method. The Company estimates the fair value of each stock option of the grant date by using the Black-Scholes option-pricing model.

Income Per Share - The Company applies SFAS No. 128, Earnings Per Share. SFAS No. 128 provides for the calculation of "Basic" and "Diluted" income per share. Basic income per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution of securities that could share in the earnings of an entity. At
December 31, 2001, there were no outstanding options or other dilutive securities. At December 2000, no options were included in diluted income per share because the exercise contingency had not been met. See Note 5 for further discussion.

Comprehensive Income - Comprehensive income is defined as all changes in stockholders' equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive income was equal to its net income for all periods presented in these financial statements.

New Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are:
1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. The Company does not believe that the adoption of these statements will have a material effect on its financial position, results of operations, or cash flows.

In June 2001,  the FASB also  approved for issuance  SFAS 143 "Asset  Retirement
Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will adopt the statement effective no later than January 1, 2003, as required. The transition adjustment resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle. At this time, the Company cannot reasonably estimate the effect of the adoption of this statement on its financial position, results of operations, or cash flows.

In October 2001, the FASB also approved SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. Statement 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. At this time, the Company cannot estimate the effect of this statement on its financial position, results of operations, or cash flows.


2.       INVENTORIES:
         -----------

        Inventories are summarized as follows:

                                                                                      December 31,
                                                                                          2001
                                                                                    -----------------

           Finished goods                                                           $        533,159
           Work-in-process                                                                     2,931
           Raw materials                                                                      98,194
                                                                                    ----------------

                                                                                    $        634,284
                                                                                    ================


3.       LONG-TERM DEBT AND REVOLVING LINE-OF-CREDIT:
         -------------------------------------------

        Long-term debt consisted of the following:

                                                                                      December 31,
                                                                                          2001
                                                                                    ------------------

           Note payable to a bank, interest at 1% above the bank's reference rate (5.75% at December 31, 2001), monthly principal and interest payments through March 2005, collateralized by trade receivables,
           inventories, property and equipment, and intangibles.                    $         53,463

           Less current maturities                                                           (14,682)
                                                                                    ----------------

                                                                                    $         38,781
                                                                                    ================


Future maturities of long-term debt are: 2002 - $14,682; 2003 - $16,242; 2004 - $17,961; and 2005 - $4,578.

The Company has a line-of-credit from its bank for borrowings of up to $2,000,000, with interest on any borrowing at 1% above the bank's reference rate (5.75% at December 31, 2001), to be paid monthly. The line-of-credit is collateralized by trade receivables, inventories, property and equipment, intangibles and common stock of the Company owned by the Company's president. The Company is subject to certain restrictions which include among other things, restrictions on borrowings and dividend payments. The balance drawn on this line as of December 31, 2001 was $301,098 plus $67,828 committed to an issued outstanding letter-of-credit. The line-of-credit expires on May 15, 2002.

4.       COMMITMENTS AND RELATED PARTY TRANSACTIONS:
         ------------------------------------------

The Company leases its primary manufacturing and office facilities from an entity in which the Company's president is a 50% partner. The lease agreement covering all of the above facilities requires monthly payments of approximately $18,134 and expires in March 2010 with a five-year option period. The Company is responsible for maintenance and operating costs.

The Company had an operating lease agreement with an unrelated party which required monthly payments of approximately $6,200 through December 2000. The Company had entered into a sublease agreement for this space with an unrelated party through December 2000 at an initial monthly rate of approximately $10,700. The operating lease and sublease agreements expired in December 2000.

        Rent expense for operating leases, less related sublease income, was as follows:

                                                                                For the Years Ended
                                                                                    December 31,
                                                                          ---------------------------------
                                                                              2001              2000
                                                                          --------------   ----------------

           Related party lease                                            $    210,250     $     220,662
           Unrelated party lease                                                     -            83,094
           Less sublease rentals                                                     -          (128,338)
                                                                          ------------     -------------

                                                                          $    210,250     $     175,418
                                                                          ============     =============


Future lease commitments are: 2002 - $217,608; 2003 - $225,224; 2004 - $233,107;
2005 - $241,266, 2006 - $249,710, and thereafter - $874,441.

STOCK OPTION AND AWARD PLANS:
----------------------------

Stock Option Plan - The Company has a Stock Option Plan (the "Plan"), expiring June 21, 2004, reserving for issuance 35,000 shares of the Company's common stock. The Plan provides for grants to either employees or non-employee directors, at the discretion of a committee of the Board of Directors, of incentive or non-statutory stock options to purchase common stock of the Company at a price not less than fair market value on the date of grant. Any options granted under the Plan must be exercised within 10 years of the date they were granted. The Company granted 27,000 stock options in February 1998 to three employees, exercisable at $2.00 a share, which vest ratably over three years based on the Company achieving certain predetermined financial targets each fiscal year end. As of February 2001, all 27,000 of these options had expired because certain predetermined financial targets were not met.

Directors' Compensation Plan - The Company has a directors' compensation plan whereby directors can be compensated with restricted common stock of the Company in exchange for services provided. Shares issued will be valued based upon the market value of the stock as determined by the Company. As of December 31, 2001, no shares have been issued under this plan.

6.       TAXES ON INCOME:
         ---------------

        A reconciliation of income taxes at the Federal statutory rate to the effective tax rate is as follows:

                                                                                    2001              2000
                                                                               ----------------  --------------

           Income taxes computed at the Federal statutory rate (34%)           $     (79,682)    $    (67,800)
           State income tax                                                           (8,403)
           Change in valuation allowance                                                   -          (10,150)
           Other                                                                      (5,651)             967
                                                                               -------------     ------------

           Income tax benefit (expense)                                        $     (93,736)    $    (76,983)
                                                                               =============     ============

The types of temporary differences between the tax basis of assets and liabilities that give rise to a significant portion of the deferred tax assets (liabilities) and their approximate tax effects are as follows:

                                                                                    2001              2000
                                                                               ----------------  ----------------

           Non-Current:
                   Property and equipment                                      $     (26,100)    $     (2,800)
                   Website development                                               (42,600)               -

           Current:
                   Deferred revenue                                                   36,700            5,700
                   Allowance for bad debts                                            10,200            6,000
                   Other                                                              22,200           26,100
                                                                               -------------     ------------
                                                                                         400           35,000
           Valuation allowance                                                             -                -
                                                                               -------------     ------------
                                                                               $         400     $     35,000
                                                                               =============     ============


The net current deferred tax asset is included as part of other prepaid and current assets.

Other financial information:
Book Value per share as of December 31, 2001            $3.40

ZEON CORPORATION
                         Pro Forma Financial Information


The following unaudited pro forma financial statements illustrate the effect of the reversal stock split and cash out of fractional shares on Zeon Corporation's financial position and results of operations. The unaudited pro forma balance sheet as of December 31, 2001 is based the historical balance sheet of Zeon Corporation and assumes the reverse and cash out transaction took place on that date. The unaudited pro forma statement of operations for the twelve months ended December 31, 2001 assumed the stock split and cash out of fractional shares occurred on January 1, 2001.

The pro forma financial information is not necessarily indicative of the results of operations or the financial position which could have been attained had the reversal and cash out transaction been consummated at the foregoing dates or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical financial statements of Zeon Corporation.

                                ZEON CORPORATION
                               Pro forma Unaudited
                                  BALANCE SHEET
                                DECEMBER 31, 2001


                                                                                                         Pro Forma        Pro Forma
                                                                                            Historical   adjustments       Statement
                                       ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                        $       150,262                $       150,262
    Trade receivables, less allowance of $27,359 for possible losses                         864,882                        864,882
    Inventories                                                                              634,284                        634,284
    Prepaid inventory                                                                         61,486                         61,486
    Prepaid expenses and other                                                               183,452                        183,452
                                                                                     ---------------                ---------------
         Total current assets                                                              1,894,366                      1,894,366

PROPERTY AND EQUIPMENT:
    Machinery and equipment                                                                  262,539                        262,539
    Leasehold improvements                                                                    27,042                         27,042
    Vehicles                                                                                  41,169                         41,169
    Furniture and fixtures                                                                    83,775                         83,775
                                                                                     ---------------                ---------------
                                                                                             414,525                        414,525
    Less accumulated depreciation and amortization                                          (273,840)                      (273,840)
                                                                                     ---------------                ---------------

         Net property and equipment                                                          140,685                        140,685

WEBSITE DEVELOPMENT COSTS                                                                    116,000                        116,000
OTHER ASSETS                                                                                  41,115                         41,115
                                                                                     ---------------                ---------------
TOTAL ASSETS                                                                         $     2,192,166                $     2,192,166
                                                                                     ===============                ===============


                                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                                                 $       368,485                $       368,485
    Accrued expenses                                                                         139,442                        139,442
    Customer deposits                                                                         98,896                         98,896
    Revolving line-of-credit                                                                 301,098   205,000 (a)          506,098
    Current maturities of long-term debt                                                      14,682                         14,682
                                                                                     ---------------                ---------------
         Total current liabilities                                                           922,603                      1,127,603


LONG-TERM DEBT, less current maturities                                                       38,781                         38,781
DEFERRED TAX LIABILITY, long-term                                                             68,740                         68,740
                                                                                     ---------------                ---------------
TOTAL LIABILITIES                                                                          1,030,124                      1,235,124
COMMITMENTS (Note 4)
SHAREHOLDERS' EQUITY:
    Common stock, no par value; ($.10 stated value) 100,000,000
         Shares authorized; 589 outstanding                                                   34,410 (  4,956)   (a)          29,454
    Additional paid-in capital                                                               924,406 (200,044)  (a)         724,362
    Retained earnings                                                                        203,226                        203,226
                                                                                     ---------------                ---------------
         Total shareholders' equity                                                        1,162,042                        957,042
                                                                                     ---------------                ---------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           $     2,192,166                $     2,192,166
                                                                                     ===============                ===============


                                ZEON CORPORATION
                               Pro Forma Unaudited
                              STATEMENTS OF INCOME
                      For the Year Ended December 31, 2001


                                                                                     Pro Forma          Pro Forma
                                                                 Historical          Adjustments         Statement

NET SALES                                                      $    6,669,668                        $    6,669,668
    Cost of sales                                                   4,909,519                             4,909,519
                                                               --------------                        --------------

GROSS PROFIT ON SALES                                               1,760,149                             1,760,149

OPERATING EXPENSES:
    General and administrative                                        673,449       ($15,000) (b)           658,449
    Selling                                                           587,656                               587,656
    Research and development                                          224,984                               224,984
                                                               --------------                        --------------
         Total operating expenses                                   1,486,089                             1,471,089
                                                               --------------                        --------------

INCOME FROM OPERATIONS                                                274,060                               289,060

OTHER INCOME (EXPENSE):
    Interest, net                                                     (39,392)      (12,300)  (c)           (51,692)
    Other (expense) income, net                                          (307)                                 (307)
                                                               --------------                        --------------
         Total other income (expense)                                 (39,699)                              (51,999)
                                                               --------------                        --------------

INCOME BEFORE INCOME TAXES                                            234,361                               237,061

INCOME TAX BENEFIT (EXPENSE)
    Current                                                           (59,156)       (1,025) (d)            (60,181)
    Deferred                                                          (34,580)                              (34,580)
                                                               --------------                        --------------
         Total income tax benefit (expense)                           (93,736)                              (94,761)
                                                               --------------                        --------------

NET INCOME                                                     $      140,625                        $      142,300
                                                               ==============                        ==============

NET INCOME PER SHARE OF COMMON STOCK:
    (Basic and diluted)                                        $          .41                        $       241.60
                                                               ==============                        ==============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
    (Basic and Diluted)
                                                                      344,350                                   589(e)
                                                               =================                     =================


                                ZEON CORPORATION
              NOTES TO PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

(a) to record the cash out of fractional shareholders financed by Company line-of-credit

(b) To record reduction in expenses related to legal and other professional fees for SEC reporting

(c) To recognize incurred interest on fractional Share cash out being financed at 6%

(d) To record the tax effect net income impact of reduced expenses and additional interest expense

(e) The outstanding Common Shares have been adjusted to reflect the remaining full shares after the 1 for 500 reversal







Other pro forma information:

Book value per share as December 31, 2001                           $1,643.37




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